September 25, 2025

Bill Edmonds
Chief Executive Officer
Deep Green Waste & Recycling, Inc.
3524 Central Pike, Suite 310
Hermitage, Tennessee 37076

       Re: Deep Green Waste & Recycling, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed July 18, 2025
           File No. 000-56190
Dear Bill Edmonds:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation